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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IntriCon Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46121H 10 9
(CUSIP Number)

William J. Cosgriff
Doherty, Rumble & Butler Professional Association
2800 MN World Trade Center
                     St. Paul, MN 55101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons  who respond to the collection of information contained in this form are not required to respond
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CUSIP No. 46121H 10 9	Schedule 13D	Page 2 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Mark Stephen Gorder
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO, PF
5.	Check if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) OR 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 402,850(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 402,850(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7.7%(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%(1)
14.	Type of Reporting Person (See Instructions) IN

_________________
1 See Item 5 herein.

Item 1.  Security and Issuer.

        This statement relates to the common stock (“Common Stock”) of IntriCon Corporation, a Pennsylvania corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1260 Red Fox Road, Arden Hills, MN 55112.

        This Amendment No. 2 to Schedule 13D is being filed to report certain material changes to the information provided in Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 13, 1995. The Schedule 13D is amended and restated in its entirety below.

Item 2.  Identity and Background.

        (a)        This statement is being filed by Mark S. Gorder.

        (b)        The business address for Mr. Gorder is 1260 Red Fox Road, Arden Hills, MN 55112.

        (c)        Mr. Gorder is Chief Executive Officer and Director of the Issuer. The Issuer designs, develops, manufactures and distributes miniature and microminiature medical and electronic products. The Issuer is focused on four key markets: medical, hearing health, professional audio and communications, and electronics. The Issuer has facilities in the United States, Asia and Europe.

        (d)        During the last five years, Mr. Gorder has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

        (e)        During the last five years, Mr. Gorder has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)        Mr. Gorder is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

        Mr. Gorder acquired certain shares of Common Stock through open market purchases with his personal funds. Mr. Gorder also acquired Common Stock as consideration for relinquishing his right to $2,303,250 in cash to which he otherwise would have been entitled in respect of a portion of the common shares, $.10 par value per share, of Resistance Technology, Inc., a Minnesota corporation (“RTI”), that were owned by Mr. Gorder and were transferred by Mr. Gorder to the Issuer pursuant to a Stock Purchase and Sale Agreement dated September 27, 1993 (the “Stock Purchase Agreement”) among the Issuer, RTI and all the shareholders of RTI whereby the Issuer acquired all of the issued and outstanding capital stock of RTI. Mr. Gorder, as Chief Executive Officer of the Issuer, was also granted options to purchase shares of Common Stock.

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Item 4.  Purpose of Transaction.

        Mr. Gorder acquired the Common Stock for investment purposes. Mr. Gorder may acquire or dispose of Common Stock from time to time in the open market or otherwise, subject to market conditions and other factors. As of February 14, 2006, Mr. Gorder was granted options to purchase 85,000 shares of Common Stock, of which options to purchase 80,000 shares of Common Stock are exercisable within 60 days of the date of this statement. From time to time, Mr. Gorder may exercise some or all of such options, depending on, among other things, the market value of the Common Stock as compared to the exercise price of the options relating to the Common Stock. Following any such exercise, Mr. Gorder may dispose of the Common Stock so acquired from time to time in the open market or otherwise, subject to market conditions and other factors.

        Mr. Gorder, as the Chief Executive Officer and a director of the Issuer, regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.

        Except as discussed above, Mr. Gorder does not have any present plans or proposals which relate to or would result in any of the following:

        (a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c)        A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d)        Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)        Any material change in the present capitalization or dividend policy of the Issuer;

        (f)        Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

        (g)        Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h)        Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i)        A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (j)        Any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer.(2)

        (a)        As of February 14, 2006, Mr. Gorder may be deemed to be the beneficial owner of 322,850 shares of Common Stock and options to purchase 80,000 shares of Common Stock that are exercisable within 60 days of the date of this statement, which represents 7.7% of the Issuer’s outstanding Common Stock.

        (b)        Mr. Gorder has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to 322,850 shares of Common Stock and options to purchase 80,000 shares of Common Stock held by Mr. Gorder directly, which are exercisable within 60 days of the date of this statement.

        (c)        Mr. Gorder has not effected any transaction in shares of Common Stock during the 60 days preceding the date of this statement.

        (d)        Mr. Gorder has pledged 322,850 shares of Common Stock as described below in Item 6. Other than the rights of the lender with respect to such shares of Common Stock, no person other than Mr. Gorder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock described in Item 5(a) above. The lender is U.S. Bank National Association.

        (e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Pursuant to the Consumer Pledge Agreement dated April 30, 2003 (“Consumer Pledge Agreement”) between Mr. Gorder and U.S. Bank National Association, as lender (the “Lender”), Mr. Gorder pledged 322,850 shares of Common Stock as security for a loan Lender made to Mr. Gorder. Prior to default, the Consumer Pledge Agreement does not grant to the Lender the power to vote or to direct the vote of the pledged Common Stock or the power to dispose or direct the disposition of the pledged securities. The Consumer Pledge Agreement is included in this filing as Exhibit 99.2 hereto and the above description is qualified in its entirety by reference to such agreement. In addition to the terms of the Consumer Pledge Agreement described above, the Consumer Pledge Agreement contains other provisions normally found in agreements of this type.

        Other than as indicated above and elsewhere in this statement, Mr. Gorder is not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

_________________
(2) The beneficial ownership information and the percentage of Common Stock beneficially owned by Mr. Gorder reported herein are based on the information provided contained in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2005 as filed with the SEC on November 14, 2005. As reported in such report, 5,149,814 shares of the Issuer’s Common Stock were outstanding.

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Item 7.  Material to be Filed as Exhibits

        99.1     Change in Terms Agreement dated June 8, 2005 between Mr. Gorder and U.S. Bank National Association.

        99.2     Consumer Pledge Agreement dated April 30, 2003 between Mr. Gorder and U.S. Bank National Association.

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Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 21, 2006	/s/ Mark S. Gorder
Name: Mark S. Gorder

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Exhibit Index
to Amendment No. 2 to
Schedule 13D of
Mark Stephen Gorder

Exhibit	Page of Filing
99.1 Change in Terms Agreement dated June 8, 2005 between Mr. Gorder and U.S. Bank National Association.	9 of 21

99.2 Consumer Pledge Agreement dated April 30, 2003 between Mr. Gorder and U.S. Bank National Association.	10 of 21

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